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                                                   [Logo of Telecom New Zealand]

7 February 2002



                                  MEDIA RELEASE

                            TELECOM NEW ZEALAND SAYS
                              CBA CONTRACT ON TRACK

Telecom New Zealand today confirmed that its contract with Commonwealth Bank of Australia (CBA) remained on track and firmly rejected unsourced allegations in the Australian media to the contrary.

In fact, the Bank completed a review of performance by Telecom New Zealand subsidiary company TCNZA in December and has advised it that all obligations under the contract have been met successfully.

Telecom New Zealand said TCNZA was working well with CBA and 18 months into the five-year contract, TCNZA has:

..    transitioned most of CBA's voice, data, video and internet to TCNZA management and TCNZA/AAPT carrier arrangements;

..    rolled out ahead of schedule an integrated IP network to CBA's 1100 sites, replacing the 14 separate data networks previously employed by CBA;

..    transitioned most of CBA's core data, voice, video and internet services to the specialist management of TCNZA;

..    seamlessly integrated the Colonial and CBA telecommunications networks ahead of schedule; and

..    begun the migration of the direct banking call centres to TCNZA's own network, the largest migration of its kind in Australia.

Telecom New Zealand confirmed that there had been no business disruption from telecommunications outages during the complex rollout and transition process managed by TCNZA.


                                                                        ... more

                          Telecom New Zealand Limited

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                                                   [Logo of Telecom New Zealand]


In developing a strong business presence in Australia, the Telecom New Zealand Group has invested more than A$2 billion over the past three years, including the full acquisition of AAPT. TCNZA and its sister company AAPT employ more than 1400 staff in Australia.

TCNZA is a specialist in managing the complex telecommunications needs of supercorporates and its CBA contract, won in August 2000, is the largest contract of its kind in Australia. In addition, TCNZA manages services for several other corporates including voice services for Woolworths.

Telecom New Zealand expects to announce another major contract win by TCNZA in the next few days. TCNZA is currently engaged on a number of major tender opportunities in the super-corporate and government markets.

Media enquiries:

In New Zealand:                                         In Australia:
Martin Freeth                                           Mark Rudder
Telecom New Zealand                                     Cosway Australia
PH:  64 4 498 9361                                      Mob: 0411 362 362
Mob 025 242 0174



                          Telecom New Zealand Limited